EXHIBIT 99.1

Caledonia Mining Corporation Plc: Notification of relevant change to significant shareholder

ST HELIER, Jersey, Jan. 14, 2021 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL) ("Caledonia" or the "Company") announces that it received notification yesterday, on January 13, 2021, from BlackRock, Inc., which is a "significant shareholder" of the Company as defined by the AIM Rules for Companies, that it crossed a particular threshold for notification of its holdings in the Company on January 12, 2021.

According to the notification, as at that date the shareholder holds indirectly 604,129 voting rights attached to the shares in the Company, which represents 4.98% of the Company's issued share capital; and has an interest in 0.53% of voting rights through financial instruments (represented by 32,800 voting rights that may be acquired through securities lending and 31,675 voting rights in the form of CFD).

Accordingly, the shareholder's total interest in voting rights equates to 5.51% of the Company's issued share capital which, as at this date, comprises 12,118,823 shares of no par value.

A copy of the notification can be found on the Company's website at:

https://www.caledoniamining.com/investors/shareholder-information/

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817841 793

WH Ireland (Nomad & Broker) Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014.